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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: October 20, 2005

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

UNDERGROUND DEVELOPMENT INTERSECTS HIGH-GRADE MINERALIZATION AT GOLDWEDGE.

DRILLING UNDERWAY AT RAILROAD-PINON, CARLIN TREND.

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, OCTOBER 27, 2005 ROYAL STANDARD MINERALS INC. (“RSM”)

The Goldwedge underground project - that includes a gravity recovery production plant and related facilities – has made significant progress. The underground development and bulk sampling test program has demonstrated very positive results, including gravity recovery rates of 90.9% - regrinding of the finer fractions should improve the recoveries according to Roland M. Larsen, Qualified person.

Underground development has concentrated on the construction of the second crosscut (“B”) located approximately 200 feet north of the first crosscut (“A”). Drifting and (rib) sampling of the eastern most structural zone south of crosscut A has returned significant gold values within the interval 650-680 feet, this structural zone is still open toward the west at 680 feet, to include:

Calcite veins within the section 670-680 feet returned 3 opt gold

Calcite veins within a 663-665 feet section returned 2.5 opt gold

In addition, sampling drifts south of crosscut A has returned;

30 feet of 0.278 opt gold at 650-680 feet and includes

25 feet of 0.318 opt gold at 655-680 feet

5 feet of 0.225 opt gold at 655-660 feet

5 feet of 0.290 opt gold at 670-675 feet

5 feet of 1.148 opt gold at 675-680

10 feet of 1.226 opt gold (face sample @ 680 feet)

(The above assays were completed by the Company’s in-house laboratory and include regular blind check assays by commercial laboratories. These values are in very good agreement with the assay values previously reported by commercial laboratories over the past two to three years. These data are also in very good agreement with nearby underground assays and drill hole assays previously reported by commercial laboratories as indicated below.)

The samples returned from the mineralized zone south of crosscut A (above) are positioned approximately 20 feet south of the zone encountered previously in crosscut A that returned;

Crosscut A 25 feet of 0.204

15 0.329

5 0.824

Gold mineralization cut in drill holes south of the current development area, some of these drill holes were completed in 2003 and 2004 by RSM, are immediately below crosscut A as follows:

165-170 5 0.205

175-185 10 0.240

180-185 5 0.318

215-220 5 0.314

360-370 10 0.210

04-03 115-125 10 0.330

115-120 5 0.540

285-295 10 0.310

04-01 120-125 5 0.31

66 175-180 5 0.176

360-385 25 1.297

405-410 5 0.410

Ongoing development plans include continued drifting south on this structural zone. Bulk sampled material will continue to be processed onsite as part of the test mining program. The plant construction has been slowed to a degree by the availability of selected contractors. The result is that there has been a slight delay in the completion of the plant. The Company expects to commence final testing of the plant within 1-2 weeks.

RSM has started the drilling program on the Pinon-Railroad Project. The drilling will focus on the Railroad portion of the project and will include drill testing for potential extensions of the measured gold-silver resources and metallurgical test sampling.. Additional drilling will include the completion of 4 water monitoring wells as required for the mining permit application process.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454 Visit our website at Royal-Standard.com